[redacted]

SECURITI ION

06003501

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SEC FILE NUMBER
8 - 46258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reliant Trading

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Lake Drive
(No. and Street)

St. Francis	Wisconsin	53235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas — (414) 294-7000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliant Trading, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

My Commission expires February 14, 2010

AMY BRETZ NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RELIANT TRADING
(A Partnership)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

RELIANT TRADING
(A Partnership)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of Reliant Trading (A Partnership)

We have audited the accompanying statement of financial condition of Reliant Trading (A Partnership), including the condensed schedule of investments, as of December 31, 2005. This statement of financial condition is the responsibility of the management of Reliant Trading (A Partnership). Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Reliant Trading (A Partnership) as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 27, 2006

RELIANT TRADING
(A Partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Investments in securities, at market (cost $349,297,027)	$	369,288,859
Due from broker		77,228,860
Dividends and interest receivable		1,287,548
Other assets		97,977
	$	447,903,244
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold short, at market (proceeds $263,638,399)	$	280,031,552
Dividends and interest payable		1,220,705
Accrued expenses		208,943
Management fee payable		540,346
Total liabilities		282,001,546
Partners' capital		165,901,698
	$	447,903,244

See accompanying notes to financial statements.

RELIANT TRADING

(A Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2005

	Number of Shares	Percentage of Partners' Capital	Market Value
Investments in securities, at market			
Common Stocks			
Basic Materials		2.9 %	$ 4,733,464
Communications			
MCI Communications Corp	2,341,265	27.8	46,193,158
Comcast Corp.	487,900	7.6	12,646,368
Expedia, Inc.	61,250	0.9	1,467,550
Other		7.2	11,940,737
Consumer Cyclical		7.6	12,595,640
Consumer Non-Cyclical			
Boston Scientific Corp	368,750	5.4	9,030,651
Other		12.6	20,941,259
Diversified			
Walter Industries Inc	83,000	2.5	4,126,752
Energy			
Massey Energy Co.	327,460	7.5	12,400,877
Peabody Energy Corp	105,650	5.2	8,707,673
Other		3.6	6,029,880
Finance			
Independence Community Bank Corp	249,350	6.0	9,906,651
Other		2.9	4,758,386
Index			
SPDR Trust Series 1	103,130	7.7	12,840,716
Ishares Russell 2000 Growth	40,750	1.7	2,791,621
Other		0.5	808,238
Industrial		1.0	1,719,984
Technology			
IMS Health Inc.	651,561	9.8	16,236,900
Other		1.1	1,783,836
Utilities		1.6	2,575,103
Total Common Stocks (cost $206,187,076)		123.1	204,235,444

See accompanying notes to financial statements.

December 31, 2005

	Principal Amount	Percentage of Partners' Capital	Market Value
Investments in securities, at market (continued)			
Convertible Bonds			
Consumer Cyclical			
Lions Gate Entertainment 4.875% 12/15/10	7,030,000	5.4 %	$ 9,037,350
Other		2.2	3,681,000
Consumer Non-Cyclical			
Cephalon Inc. 2.0% 06/01/15	11,250,000	10.0	16,635,938
Celgene Corp 1.75% 06/01/08	3,750,000	6.1	10,106,250
Other		2.7	4,405,746
Diversified			
Walter Industries 3.75% 05/01/24	3,689,000	6.3	10,464,955
Energy		2.6	4,296,000
Industrial		3.1	5,110,880
Technology		1.6	2,698,920
Total Convertible Bonds (cost $57,792,498)		40.0	66,437,039
Corporate Bonds			
Consumer Cyclical			
American Airlines 4.5% 02/15/24	7,000,000	5.0	8,277,500
UAL Corp 9.75% 08/15/21	1,200,000	0.2	267,000
UAL Corp 10.67% 05/01/04	800,000	0.1	178,000
American Airlines 10.05% 03/07/06	30,000	0.0	27,300
Other		3.8	6,293,953
Energy		1.5	2,443,750
Industrial		1.2	2,060,100
Other		1.9	3,115,886
Total Corporate Bonds (cost $17,268,709)		13.7	22,663,489
Municipal Bonds			
Consumer Cyclical			
Chicago Ohare 6.375% 11/01/35	23,580,000	7.1	11,790,000
Chicago Ohare 6.3% 05/01/16	32,525,000	4.9	8,131,250
Chicago Ohare 6.1% 11/01/35	15,875,000	2.4	3,968,750
Chicago Ohare 5.35% 09/01/16	10,448,000	1.6	2,612,000
Chicago Ohare 5.8% 11/01/35	4,800,000	1.4	2,400,000
Chicago Ohare 5.2% 04/01/11	4,610,000	0.7	1,152,500
Other		0.0	14,060
Total Municipal Bonds (cost $19,274,564)		18.1	30,068,560

December 31, 2005

	Number of Shares	Percentage of Partners' Capital	Market Value
Investments in securities, at market (continued)			
Options			
Communications			
MCI Communications Inc. Put Jan 2006 @ $22.5	5,412	0.0 %	$ 13,530
USA Interactive Call Jan 2006 @ $25	87	0.0	10,440
MCI Communications Inc. Put Jan 2006 @ $20	3,750	0.0	9,375
Other		0.3	524,872
Consumer Cyclical			
American Airlines Call Feb 2006 @ $12	1,500	0.9	1,537,500
Other		1.1	1,740,191
Energy			
Massey Energy Co. Put Jan 2006 @ $45	7,250	3.3	5,256,250
Massey Energy Co. Put Jan 2006 @ $40	3,400	0.5	875,500
Peabody Energy Corp Put Mar 2006 @ $70	2,500	0.3	449,975
Massey Energy Co. Put Apr 2006 @ $35	1,200	0.1	233,988
Massey Energy Co. Put Jan 2006 @ $35	1,250	0.0	37,488
Massey Energy Co. Call Jan 2006 @ $50	2,500	0.0	12,500
Other		4.6	7,685,833
Index			
SPDR Trust Series 1 Call Mar 2006 @ $124	350	0.1	129,500
Other		0.0	2,625
Other		1.0	1,660,908
Total Options (cost $30,755,580)		12.2	20,180,475
Preferred Stocks			
Industrial			
Kansas City Southern 4.25%	12,867	6.5	10,798,424
Other		0.0	59,283
Other		3.7	6,049,886
Total Preferred Stocks (cost $14,889,121)		10.2	16,907,593
Warrants			
Other (cost $3,129,479)		5.3	8,796,259
Total investments in securities (cost $349,297,027)		222.6 %	$ 369,288,859

See accompanying notes to financial statements.

December 31, 2005

The geographical categorization by country of issuer of the value of investments is as follows:

	Percentage of Partners' Capital	Market Value
United States (cost $346,832,790)	221.0 %	$ 366,581,839
Other (cost $2,464,237)	1.6	2,707,020
Total (cost $349,297,027)	222.6 %	$ 369,288,859

RELIANT TRADING
(A Partnership)
CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2005

	Number of Shares or Principal Amount	Percentage of Partners' Capital	Market Value
Securities sold short, at market			
Common Stocks			
Communications			
Verizon Communications Inc.	745,450	13.5 %	$ 22,452,954
Expedia, Inc.	443,523	6.4	10,626,811
USA Interactive	371,131	6.3	10,506,681
Other		2.6	4,263,526
Consumer Cyclical			
American Airlines	583,800	7.8	12,977,874
Lions Gate Entertainment Corp.	911,909	4.2	7,003,370
UAL Corp	94,000	0.1	88,821
Other		17.4	28,639,018
Consumer Non-Cyclical			
Celgene Corp	150,925	5.9	9,779,925
Other		7.8	13,016,652
Energy		6.3	10,402,334
Finance		4.4	7,259,142
Index			
SPDR Trust Series 1	236,713	17.8	29,473,136
Ishares Russell 2000 Index Fund	264,873	10.6	17,656,403
Industrial			
Danaher Corp	215,000	7.2	11,992,700
Kansas City Southern	430,684	6.3	10,521,567
Other		12.0	19,943,431
Technology		3.2	5,327,168
Utilities		9.0	14,957,807
Other		0.7	1,135,107
Total Common Stocks (proceeds $234,264,054)		149.5	248,024,427
Corporate Bonds			
Communications			
Comcast Corp. 7.125% 06/15/13	600,000	0.4	652,940
Other		3.5	5,705,488
Consumer Cyclical			
American Airlines 4.25% 144A 09/23/23	1,428,000	1.2	2,015,265
American Airlines 4.25% 09/23/23	447,000	0.4	630,829
UAL Corp 9.0% 12/15/03	2,300,000	0.3	523,250
Other		3.6	5,992,250
Consumer Non-Cyclical		1.2	2,067,846
Energy		2.4	3,870,738

See accompanying notes to financial statements.

RELIANT TRADING
(A Partnership)

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

December 31, 2005

	Number of Shares or Principal Amount	Percentage of Partners' Capital	Market Value
Securities sold short, at market (continued)			
Corporate Bonds (continued)			
Utilities		1.3 %	$ 2,149,614
Other		1.4	2,363,200
Total Corporate Bonds (proceeds $24,462,169)		15.7	25,971,420
Options			
Communications			
Verizon Communications Inc. Put Jan 2007 @ $30	2,500	0.5	687,500
Verizon Communications Inc. Put Jan 2006 @ $30	1,500	0.1	97,485
Expedia, Inc. Call Feb 2006 @ $25	175	0.0	14,000
Verizon Commmunications Inc. Put Jul 2004 @ $37.5	1,250	0.0	9,375
Expedia, Inc. Call Jan 2006 @ $25	4	0.0	110
Other		0.4	720,794
Consumer Cyclical			
American Airlines Call Feb 2004 @ $14	3,000	1.5	2,504,970
American Airlines Put May 2004 @ $12	3,500	0.1	157,500
American Airlines Put May 2006 @ $11	2,100	0.0	68,229
American Airlines Put May 2006 @ $10	238	0.0	6,545
Other		0.4	658,621
Other		0.3	538,258
Total Options (proceeds $4,465,030)		3.3	5,463,387
Warrants			
Communications			
Interactive Corp Feb 2009 @ $14.4 (proceeds $447,146)		0.3	572,318
Total securities sold short (proceeds $263,638,399)		168.8 %	$ 280,031,552

The geographical categorization by country of issuer of the value of securities sold short is as follows:

	Percentage of Partners' Capital	Market Value
United States (proceeds $261,351,053)	167.3 %	$ 277,586,534
Other (proceeds $2,287,346)	1.5	2,445,018
Total (proceeds $263,638,399)	168.8 %	$ 280,031,552

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Reliant Trading (the "Partnership"), a Wisconsin partnership, commenced operations on October 1, 1994. The Partnership is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership's principal operations consist of trading and investing in securities for its own account. The Partnership is managed by Stark Onshore Management, LLC ("Managing General Partner").

Basis of Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments in Securities and Securities Sold Short

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of the Managing General Partner, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by the Managing General Partner, provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

Financial Instruments

In the normal course of business, the Partnership utilizes derivative financial instruments in connection with its proprietary trading activities. The Partnership records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, and income and expenses, that are denominated in foreign currencies, are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Partnership does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Where applicable, discounts and premiums on securities purchased are amortized over the lives of the respective securities.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Partnership does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Managing General Partner to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

In the normal course of business, all of the Partnership's marketable securities transactions, money balances and marketable security positions are transacted with a broker. The Partnership is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

3. Related party transactions

The Partnership pays a quarterly management fee in arrears to Stark & Roth, Inc., a related party. The management fee is computed at the annual rate of 1.25% and is based on the net asset value of the Partnership as of the last day of each month. Management fees for the year ended December 31, 2005, were used primarily to cover payroll costs incurred by the Partnership.

4. Net capital requirements

The Partnership is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that partners' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Partnership's net capital was approximately $91,487,000, which was approximately $91,354,000 in excess of its minimum requirement of $133,000.

5. Exemption from rule 15c3-3

The Partnership is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Off-balance sheet risk

The Partnership is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in these financial statements. The Partnership is not exposed to this risk to the extent it holds offsetting long positions.

7. Subsequent events

In April 2006, management intends to create a "master-feeder" fund structure, (the "Master Fund") and contribute a substantial amount of the positions and cash balances of the Partnership to this Master Fund. The Partnership will remain operational and plans to maintain net capital in excess of its required minimum amount.